

Mail Stop 3010

May 27, 2010

VIA USMAIL and FAX (781) 687-8005

Ms. Christine Sampson
Chief Financial Officer
Interactive Data Corporation
32 Crosby Drive
Bedford, MA 01730

> **Re: Interactive Data Corporation**
> **Form 10-K as of December 31, 2009**
> **Filed on March 1, 2010**
> **File No. 001-31555**

Dear Ms. Sampson:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Business and Market Trends, page 28

1.   In your discussion of Institutional Services, you indicate that cancellation levels were higher in 2009 than historically. Please quantify the cancellations for comparison against other periods presented in future filings. Similarly disclose this information for your Active Trader Services segment.

Impact of Foreign Exchange, page 31

2.   Reference is made to your correspondence with us dated November 17, 2008 and January 6, 2009 regarding the presentation of certain line items excluding the impact of foreign exchange. Please clarify if the adjusted amounts and variances are based on the actual foreign exchange impact calculated in accordance with GAAP for that period or some other methodology. If it is based on some other methodology as it appears to be based on your disclosures, then confirm that you will appropriately characterize these amounts as non-GAAP and provide the relevant disclosures required by Item 10(e) of Regulation S-K in future filings.

Critical Accounting Policies and Estimates

Goodwill and Intangible Assets, page 45

3.   In the interest of providing readers with a better insight into management's judgments in accounting for goodwill, please tell us and consider expanding your disclosures in future filings to discuss the following:

- The reporting unit level at which you test goodwill for impairment and your basis for that determination.
- A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.

Financial Statements and Notes

Consolidated Statements of Operations, page 55

4.   We note that you have included cash dividends declared per common share on the face of your Consolidated Statements of Operations versus in the notes to your financial statements. Tell us how your disclosure complies with the guidance in paragraph 260-10-45-5 of the FASB Accounting Standards Codification.

Note 1 – Summary of Significant Accounting Policies

Out-of-Period Accounting Adjustment, pages 59 – 60

5.   We note that based upon an evaluation of all relevant quantitative and qualitative factors, you do not believe the effects of the out-of-period accounting adjustments are material individually or in the aggregate to its full-year 2009 financial results and any of the prior years.   Please provide us with your materiality analysis of the "out of period adjustment" described in this footnote. Expand your analysis to also address the impact to your second and third quarters in fiscal year 2009. Reference is made to SAB Topic 1M.

6.   Your disclosure states the Company took action to enhance the control structure including the clarification and centralization of the financial reporting lines and the recruitment of additional staff. However, in your Forms 10-Q for the quarterly periods ended June 30, 2009 and September 30, 2009 and the Form 10-K for the fiscal year ended December 31, 2009, you represent in your disclosures pursuant to Item 308 of Regulation S-K, that there were no changes to your internal controls over financial reporting. Please advise.

7.   Please tell us what consideration was given to discussing the out-of-period adjustment and its impact to the quarterly financial information presented on page 92.

8.   Notwithstanding our previous comments, to the extent you continue to conclude the out-of-period adjustment is not material and as a result do not restate your financial statements, the following disclosures should be included in your future periodic reports for the periods impacted by the out-of-period adjustment (i.e. second and third quarter Forms 10-Q):

- There should be continued disclosure of the out-of-period adjustment, the impact to the 2009 quarters presented and the company's conclusions regarding materiality.
- Disclosures pursuant to Item 308 of Regulation S-K should make reference to the changes in your internal control that took place in 2009.

- The quarterly financial information included in your annual report for the fiscal year ended December 31, 2010 should be expanded to include a discussion of the out-of-period adjustments. The audited annual results should also continue to disclose the out-of-period adjustments as long as there are periods presented that are impacted by the adjustment.

Note 3 – Mergers and Acquisitions

Acquisition of NDF, pages 69 – 70

9.   We note that you have a firm commitment to purchase the remaining 10% of equity ownership prior to December 31, 2010.   As a result of this firm commitment, you have reflected 100% economic ownership of NDF beginning April 28, 2009.   Please clarify your basis in GAAP for this accounting treatment.

Item 9A. Controls and Procedures, page 94

10.   We note that you indicate that management's assessment of the effectiveness of your internal control has been audited by your independent registered public accounting firm.   Please note that this statement is not consistent with the auditors' report filed on page 54.   In future filings, please revise this statement to comply with Rule 3-08(a)(4) of Regulation S-K, which requires a statement that your auditors have issued an attestation report on your internal control over financial reporting and not management's assessment.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Wilson Lee, at (202) 551-3468, Michael Pokorny, at (202) 551-3714, or me, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Cicely L. LaMothe
Accounting Branch Chief